EXHIBIT NO. 3: Depositary’s Notice of Extraordinary General Shareholders Meeting of CEMEX, S.A.B. de C.V. (NYSE: CX)

Depositary’s Notice of
Extraordinary General Shareholders Meeting
of CEMEX, S.A.B. de C.V.

ADSs:	American Depositary Shares.
ADS CUSIP No.:	151290889.
ADS Record Date:	August 21, 2009.
Meeting Specifics:
Extraordinary General Shareholders Meeting - September 4, 2009 at 12:00 p.m. (local time), at the auditorium of Museo de Arte Contemporáneo A.C., located at Zuazua and Jardon streets, Col. Centro, in the city of Monterrey, Nuevo León, México.

Meeting Agenda:	Please refer to the Notice of Meeting enclosed herewith.
ADS Voting Instructions Deadline:	Holders of ADSs: On or before 10:00 A.M. (New York City time) on September 2, 2009. Beneficial Owners of ADSs: September 1, 2009.
Deposited Securities:	American Depositary Shares (“ADSs”), each representing he right to receive ten (10) Certificados de Participación Ordinarios (“CPOs”), each CPO representing economic interests in two (2) Series A Shares and one (1) Series B Share, without par value, of CEMEX, S.A.B. de C.V., a company incorporated and existing under the laws of the United Mexican States (the “Company”).
ADS Ratio:	10 CPOs to 1 ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citi Banamex.
Deposit Agreement:
Second Amended and Restated Deposit Agreement (CPOs representing A and B Shares), dated as of August 10, 1999, as amended by Amendment No. 1 to Second Amended and Restated Deposit Agreement, dated as of July 1, 2005, and by Letter Agreement, dated October 12, 2007.

To be counted, your voting instructions need to be received prior to the ADS Voting Instructions Deadline.

Note that if you do not timely return the voting instructions to the Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has informed the Depositary that an Extraordinary General Shareholders Meeting (the “Meeting”) will be held at the date, time and location identified above. A copy of the Notice of Meeting which includes the agenda for such Meeting is enclosed.*

Holders of ADSs wishing to give voting instructions to the Depositary must deliver such voting instructions to the Depositary prior to the ADS Voting Instructions Deadline. The enclosed materials are provided to allow you to vote at the Meeting. There are three ways to give your voting instructions to the Depositary:

a)	Via the Internet, which is available if you do not hold your ADSs through a custodian, broker or other agent, as follows:
	-	Access the World Wide Web site: www.citi.com/dr;
	-	Click on "Investors" and then click on "Voting by Internet";
-
Enter your Proxy Access Number which is the number in the box to the right of your Holder Account Number. Your Holder Account Number is underlined and appears in the colored bar at the front of your Voting Instructions Card; and

	-	Complete the Voting Instructions Card provided on the Internet site by the Voting Instructions Deadline.
	-	If you hold your ADSs through a custodian, broker or other agent you should refer to other information provided by such agent on how to give voting instructions.

b)	By telephone, which is available if you do not hold your ADSs through a custodian, broker or other agent, as follows:
	-	Call the telephone voting access number: 1-800-652-Vote (8683)
-
Enter your Proxy Access Number which is the number in the box to the right of your Holder Account Number. Your Holder Account Number is underlined and appears in the colored bar at the front of your Voting Instructions Card; and

	-	Complete the voting instructions as indicated on a recording by the Voting Instructions Deadline.
	-	If you hold your ADSs through a custodian, broker or other agent you should refer to other information provided by such agent on how to give voting instructions.

c)	By Voting Instructions Card sent via mail, as follows:
	-	Complete all the required information on the Voting Instructions Card;
	-	Sign the Voting Instructions Card;
	-	Return the Voting Instructions Card by the Voting Instructions Deadline to Citigroup Shareholder Services P.O. Box 43099, Providence, R1 02940-5000.
	-	A holder of ADSs through a custodian, broker or other agent may receive special instructions from such agent.

Upon timely receipt of valid voting instructions from a Holder of ADSs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities, to cause the Custodian to transmit to the CPO Trustee the voting instructions received from the Holders of ADSs.

Please note that, as set forth in Section 4.10 of the Deposit Agreement, Holders of ADSs will not have the right to instruct the Depositary as to the exercise of voting rights in respect of A Shares underlying CPOs held in the CPO Trust (as defined in the Deposit Agreement). Under the terms of the CPO Trust, A Shares underlying CPOs held by non-Mexican nationals, including all A Shares underlying CPOs represented by ADSs, will be voted by the Trustee (as defined in the Deposit Agreement), according to the majority of all A Shares held by Mexican nationals and B Shares voted at the Meeting. However, Holders of ADSs will have the right to instruct the Depositary to exercise the voting rights of the B Shares underlying the CPOs represented by ADSs. Voting instructions may be given only in respect of ADSs representing an integral number of B Shares.

______________________

*As set forth in the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date, will be entitled, subject to any applicable law, the Estatutos of the Company, the CPO Trust and the provisions governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders’ ADSs.

If the Depositary shall not have received voting instructions from a Holder of ADSs on or prior to the ADS Voting Instructions Deadline, the Depositary will not instruct the Trustee of the CPO Trust to vote the B Shares underlying the CPOs represented by such Holder’s ADSs. Please note, however, that the B Shares underlying the CPOs represented by ADSs for which no voting instructions have been received will be voted by the Trustee for the CPO Trust in cooperation with, and under the direction of, a technical committee appointed pursuant to the terms of the CPO Trust.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which voting instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADS Shareholder Services at 877-CITI-ADS (877-248-4237).

Citibank, N.A., as Depositary

For more information on the capital increase proposals to be considered at the Meeting, please visit www.cemex.com.